Exhibit 99.2

LE GAGA HOLDINGS LIMITED

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

Notice is hereby given that an Annual General Meeting of the Company (the “AGM”) will be held at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong at 9:00 AM (China Standard Time) on October 15, 2012 for the purpose of considering and, if thought fit, passing and approving the following resolutions as ordinary resolutions:

1. To re-elect Mr. Jin Li and Mr. Neil Nanpeng Shen as directors of the Company;

2. To ratify the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2013; and

3. To authorize Mr. Shing Yung Ma to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on September 4, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment(s) thereof. Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository.

By order of the Board

/s/ Shing Yung Ma
Signed by Shing Yung Ma
For and on behalf of the Board of Directors of
Dated: September 11, 2012

Registered Office:

Maples Corporate Services Limited,

PO Box 309,

Ugland House,

Grand Cayman,

KY1-1104

Cayman Islands

NOTES

1	A shareholder entitled to attend and vote at the above AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.

2	A form of proxy for the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Le Gaga Holdings Limited at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong or send it by facsimile to +852-3167-7227, in each case marked for the attention of Ms. Helen Kwan not later than forty-eight hours (i.e. October 13, 2012, 9:00 AM) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken more than forty-eight hours after it is demanded, not less than twenty-four hours before the time appointed for the taking of the poll, or, where the poll is not taken forthwith but is taken not more than forty-eight hours after it was demanded, by delivery at the meeting at which the poll was demanded to the Chairman or to the secretary or to any director.

3	Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	Any corporation or other non-natural person which is a shareholder may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder.

6	If a clearing house (or its nominee) is a shareholder, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fir to act as its representative or representatives at any general meeting of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual shareholder of the Company holding the number and class of sharers specified in such authorisation.

7	The quorum for the AGM is not less than an aggregate of one-third of all voting share capital of the Company in issue present at the AGM in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative or proxy and entitled to vote.

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